

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Lisa Harper
Chief Executive Officer
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, California 91748

      Re: Torrid Holdings Inc.
          Registration Statement on Form S-3
          Filed on February 16, 2024
          File No. 333-277148

Dear Lisa Harper:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenna Hough at 202-551-3063 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services